KURRANT MOBILE CATERING INC.

December 16, 2010

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Attn: Effie Simpson
         Staff Attorney

          Linda Cvrkel
          Branch Chief

Re:    Kurrant Mobile Catering, Inc.
          Form 10-K for Year Ended November 30, 2009
          File No. 0-53011

To Whom It May Concern:

On behalf of Kurrant Mobile Catering, Inc., a Colorado corporation (the “Company”), we submit the following responses which correspond to the numerical comments contained in the Securities and Exchange Commission letter dated December 3, 2010 (the “SEC Letter”) regarding Form 10-K for fiscal year ended November 30, 2010 (the “Annual Report”).

Form 10-Q for the period ended August 31, 2010

Note 1. Summary of Significant Accounting Policies Organization, Ownership and Business

1.  Please be advised that Pierre Turgeon was the sole officer and director of Transit Publishing Inc. (“TPI”) and thus had the sole power and authority to make corporate and operational decisions on behalf of TPI and sole voting control. Mr. Turgeon also had a verbal agreement with Robert Brouillette that Mr. Turgeon would be the sole individual with responsibility and authority to make operational and corporate decisions on behalf TPI. We have attached the document on file with the Province of Quebec regarding the corporate details of TPI.

Securities and Exchange Commission
Page Two
December 16, 2010

Note 10 – Stockholder’s Equity

2.  In accordance with the staff’s comment, we will ensure that the disclosure in the notes to the financial statements in the quarterly report on Form 10-Q for the period ended November 30, 2010 will disclose the significant terms of the certain consultant agreements entered into between the Company and the respective consultants, including the consideration issued by the Company in connection with such consultant agreement.

Note 12 – Commitments and Contingencies

3.  In accordance with the staff’s comment, please be advised that the disclosure in the notes to the financial statements in the quarterly report on Form 10-Q for the period ended November 30, 2010 will disclose the nature of the contingency relating to “Objective Films LLC vs. Transit Medias, Inc., Transit Publishing Inc., Pierre Turgeon and Kurrant Mobile Catering Inc.” Please be further advised that the disclosure shall include a statement that an estimate of the possible loss or range of loss cannot be made.

The litigation results from a dispute relating to the potential distribution in Canada and France of a film to be produced by Objective Films LLC (“Objective Films”). TPI paid an advance of $50,000 as a deposit regarding the subsequent execution of a distribution agreement for Canada and France of the film. A term sheet executed in December 2009 stated that Objective Films would provide a finished copy of the film to TPI no later than June 5, 2010. The film was not timely completed by Objective Film and, therefore, a definitive distribution agreement was never entered into nor executed. TPI’s position is that Objective Films should reimburse it the $50,000 paid as a deposit. Objective Film’s position is that although a distribution agreement was never entered into nor executed, TPI owes Objective Films the second and final payments of $50,000, respectively.

On July 7, 2010, Objective Films filed a Summons with Notice with the Supreme Court of New York alleging that it suffered damages of $7,500,000 without providing any specific allegations supporting materials or documentation. Counsel for the Company and TPI has informed us that this type of legal proceeding is typically used where a party desires to prevent the application of the statute of limitations. It does not become a formal complaint to which either TPI or the Company, as defendants, must appear or file a defense. The Company would not be required to do so until such time as a formal complaint is filed. As of the date of this correspondence, no formal complaint has been filed against the Company or TPI. Moreover, management is of the opinion that the proceeding is utterly groundless and without merit and a tactic to force TPI to pay the subsequent payments of $50,000, respectively. Therefore, such an estimate regarding the loss contingency cannot be made and will be disclosed accordingly.

Securities and Exchange Commission
Page Three
December 16, 2010

Management’s Discussion and Analysis

Results of Operation

4.  In accordance with the staff’s comments, the filing of our Quarterly Report for quarterly period ended November 30, 2010 is due by January 15, 2011. Please be advised that the Company fully intends to provide an in-depth discussion of the line items in its financial statements pertaining to revenues and expenses, an analysis of the facts and circumstances responsible for changes in the various line items, including a discussion of the factors responsible for any increases and/or decreases in the Company’s most significant revenue and expense categories. Please be further advised that the in-depth discussion will include a description of the consulting services provided to the Company and associated milestones to be achieved in connection with those services. We are currently preparing our financial statements for the quarter ended November 30, 2010 and drafting the respective footnotes and the disclosure in the management’s discussion and analysis section.

Sincerely,

KURRANT MOBILE CATERING INC.

BY: _____________________________
          Pierre Turgeon

2010-12-15	LE REGISTRAIRE DES ENTREPRISES
H:22:59:45	SYSTÈME CIDREQ

R-PU-U03-1	ÉTAT DES INFORMATIONS SUR UNE PERSONNE MORALE
INFORMATIONS GÉNÉRALES

MATRICULE: 1165745143	NOM: TRANSIT ÉDITEUR INC.

IMMATRICULATION	:	2009-03-17
FORMATION	:	2009-02-10 CONSTITUTION
LOCALITÉ	:	CANADA

DERN DÉCL ANNL	:
MAJ ÉTAT INFO	:	2010-07-20	TRANCHE EMPLOYÉS	:	NON DÉCLARÉ
CESSATION PRÉVUE	:	CONTINUAT:	TRANSFORM:
STATUT IMMATR	:	IM IMMATRICULÉ		2009-03-17
RÉSULTANTE	:
FORME JURDQ	:	CIE COMPAGNIE

ADRESSE DOMICILE	:	1550, RUE METCALFE, BUR. 800	CODE POSTAL:
H3A 1X6
MONTRÉAL (QUÉBEC)

RÉG. CONSTITUTIF	:	104 LOI SUR LES SOCIÉTÉS PAR ACTIONS (RÉGIME FÉDÉRAL)
RÉG. COURANT	:	104 LOI SUR LES SOCIÉTÉS PAR ACTIONS (RÉGIME FÉDÉRAL)

ACTIVITÉS ÉCONOMIQUES

2831 MAISON D'ÉDITION DE LIVRE

ADRESSE POSTALE

DESTINATAIRE	:
ADRESSE	:	CODE POSTAL

PERSONNES LIÉES

PERSONNES MANQUANTES   :     NON
NOM ET ADRESSE	CODE POSTAL	DÉTAIL
PERSONNE

BROUILLETTE, ROBERT		ACTIONNAIRE

DEUXIÈME
ACTIONNAIRE

600, RUE DE LA SAVOYANE	H3E 1Y7
VERDUN (QUÉBEC)

TURGEON, PIERRE		ADMINISTRATEUR
PRÉSIDENT
PREMIER

ACTIONNAIRE

5310, 15E AVENUE, APP. 303	H1X 3G2
MONTRÉAL (QUÉBEC)

NOMS DE L'ASSUJETTI

DATE MAJ INDEX DES NOMS: 2009-03-17

	NOM DE L'ASSUJETTI	DATE DÉBUT	DATE FIN
STATUT

TRANSIT ÉDITEUR INC.		2009-02-10	EN
VIGUEUR

-------- VERSIONS ÉTRANGÈRES --------
TRANSIT PUBLISHING INC.

DOCUMENTS CONSERVÉS

	TYPE DOCUMENTS	DATE	CAST
IMAGE

19	DÉCLARATION MODIFICATIVE	2010-07-20	0
000
19	DÉCLARATION MODIFICATIVE	2010-04-20	0
000
94	DÉCLARATION D'IMMATRICULATION	2009-03-17	7951
8 009